

Kevin Neumaier · 3rd

CEO at Swift Rails

Lancaster, New York · 380 connections · **Contact info**

 **Swift Rails, Inc.**

 **University at Buffalo**

Featured



Swiftrails Updated HD
YouTube

A new form of transportation! Visit https://www.swiftrails
for more information

Experience



CEO

Swift Rails, Inc.
Oct 2014 – Present · 5 yrs 11 mos
Buffalo/Niagara, New York Area

Swift Rails is new kind of transit. Typically, it will get you to your destination up to 5 times faster. It is also quicker to build, less costly and great to the environment. There is a cool video on our website at www.swiftrails.com that shows how the system work. If you get a chance to check it out, let me know what you think.

Big Shit (or managing partner)

Sustainable Dairy Technologies

Dec 2015 – Present · 4 yrs 9 mos

Buffalo/Niagara, New York Area

Developing dairy digesters to reduce methane emissions; greatly reduce nutrient runoff and local odors; and produce green renewable natural gas or electricity



President & CEO

Ecology and Environment, Inc. (www.ene.com)

2008 – 2014 · 6 yrs

Led 1,600 global employees with projects in over 100 countries to record-setting revenue, $16! million, and earnings, $1.65 share. While under Kevin's leadership, Fortune magazine included E&E on its Hottest Small-cap Top 50 and "Green Pioneer" lists

Education



University at Buffalo

MS, Natural Science (global ecology)

1989 – 1992

Master's project was calculating the carbon footprint of Erie County and recommending what t do about it.



Clarkson University

BS, Civil and Environmental Engineering

1982 – 1986

Licenses & Certifications

Professional Engineer (PE)

Department of State Pennsylvania



